

January 17, 2012

Via E-mail
Paul McFeeters
Chief Financial Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario, Canada

     Re: **Open Text Corporation**
                Form 10-K for Fiscal Year Ended June 30, 2011
                Filed August 15, 2011
                Forms 8-K filed October 26, 2011 and August 10, 2011
                File No. 000-27544

Dear Mr. McFeeters:

     We have reviewed your letter dated January 5, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 20, 2012.

Form 10-K for Fiscal Year Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 35

1.   We note your response to prior comment1 where you indicate that should you need to repatriate certain funds currently held outside of Canada, the potential impact would result in a non-material tax expense. Please confirm that should these amounts become material in the future or should your business plan change such that you no longer anticipate using the funds held in the United States to finance U.S. acquisitions and operations, you will disclose the amount of cash and cash equivalents held outside of

Canada that will be subject to additional taxes upon repatriation as well as the amount of earnings for which taxes have not been provided as requested in our prior comment 4.

Forms 8-K Filed October 26, 2011 and August 10, 2011

2.   We note your revised proposed disclosure in response to prior comment 5, which continues to be in the form of a non-GAAP income statement.   Please revise your proposed disclosure to remove this form of reconciliation and instead present only the individual reconciliations of non-GAAP adjusted operation margin and non-GAAP adjusted net income. Alternatively, you can provide only a partial income statement, which includes only those non-GAAP measures used by management that you believe would be useful to investors. We refer you to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of our of our Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief